CUSIP No.743697 10 4                                           Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1


                       PROTEIN POLYMER TECHNOLOGIES, INC.
                       -----------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   743697 10 4
                                 ---------------
                                 (CUSIP Number)


                                 March 30, 2001
                              --------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


--------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.743697 10 4                                          Page 2 of 5 Pages


-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Johnson & Johnson
                  22-1024240
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF                                      (a) [  ]
     A MEMBER OF A GROUP                                               (b) [  ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
-------------------------------------------------------------------------------
   NUMBER OF               5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                         -0-
   OWNED BY                ----------------------------------------------------
      EACH                 6.   SHARED VOTING POWER
   REPORTING
    PERSON                      7,260,258 shares of Common Stock
     WITH                       (includes shares issuable upon exercise
                                of warrants and conversion of Convertible
                                Preferred Stock)
                           ----------------------------------------------------
                           7.   SOLE DISPOSITIVE POWER

                                                      -0-
                           ----------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                7,260,258 shares of Common Stock
                                (includes shares issuable upon
                                exercise of warrants and conversion
                                of Convertible Preferred Stock)
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,260,258 shares of Common Stock
         (includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                    [  ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  25.9%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------

CUSIP No.743697 10 4                                          Page 3 of 5 Pages

-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Johnson & Johnson Development Corporation
            22-2007137
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF                   (a) [  ]
     A MEMBER OF A GROUP                            (b) [  ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
-------------------------------------------------------------------------------
   NUMBER OF               5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                 -0-
   OWNED BY
     EACH                  ----------------------------------------------------
   REPORTING               6.   SHARED VOTING POWER
    PERSON
     WITH                       7,260,258 shares of Common Stock
                                (includes shares issuable upon exercise
                                of warrants and conversion of Convertible
                                Preferred Stock)
                           ----------------------------------------------------
                           7.   SOLE DISPOSITIVE POWER

                                              -0-
                           ----------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                7,260,258 shares of Common Stock
                                (includes shares issuable upon
                                exercise of warrants and conversion
                                of Convertible Preferred Stock)
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,260,258 shares of Common Stock
         (includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                              [  ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  25.9%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------

CUSIP No.743697 10 4                                          Page 4 of 5 Pages


                         Amendment No. 1 to Schedule 13G
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2002 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined. This amendment is being filed solely to correct the number of shares beneficially owned by the filing persons as of December 31, 2001 as reported in the Schedule 13G.

          The following items of the Schedule 13G are hereby amended and restated as follows:


ITEM 4 - OWNERSHIP:

             (a) Amount Beneficially Owned:

                  J&J: 7,260,258 shares of Common Stock(includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
                  JJDC: 7,260,258 shares of Common Stock(includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)

             (b) Percent of Class:

                  J&J:     25.9%
                  JJDC:    25.9%

             (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:  -0-

                (ii) shared power to vote or to direct the vote:

                  J&J: 7,260,258 shares of Common Stock(includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
                  JJDC: 7,260,258 shares of Common Stock(includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)

                (iii) sole power to dispose or to direct
                      the disposition of: -0-

                (iv) shared power to dispose or to direct the disposition of:

                  J&J: 7,260,258 shares of Common Stock(includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
                  JJDC: 7,260,258 shares of Common Stock(includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)

CUSIP No.743697 10 4                                          Page 5 of 5 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      JOHNSON & JOHNSON


                                      By /s/ MICHAEL H. ULLMAN
                                        --------------------------------------
                                      Name: Michael H. Ullmann
                                      Title: Secretary

Dated: April 2, 2002

                                      JOHNSON & JOHNSON DEVELOPMENT CORPORATION


                                      By /s/ ERIC B. JUNG
                                        ---------------------------------------
                                      Name: Eric B. Jung
                                      Title: Secretary

Dated: April 2, 2002